Form 12b-25.--NOTIFICATION OF LATE FILING

                                     FORM 12b-25

                                                            SEC FILE NUMBER
                                                                0-26126
                                                                -------

                                                             CUSIP NUMBER
                                                              817523 10 3
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



(Check One).   Form 10-K   Form 20-F   Form 11-K   X Form 10 Q   Form N-SAR
             --          --          --            --          --


For Period Ended: September 26,1999
                  -----------------
/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------


Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

       Serologicals Corporation
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Full Name of Registrant

       Serologicals Holdings, Inc.
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Former Name if Applicable

       780 Park North Blvd., Suite 110
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Address Principal Executive Office (Street and Number)

       Clarkston, Georgia  30021
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City State and Zip Code


PART II--Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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/X/  (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of unexpected delays in obtaining certain financial data resulting from turnover of several positions in the accounting department, the report on Form 10-Q could not be timely filed without unreasonable effort or expense.


PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
           Peter J. Pizzo, III          404           296-5595
       ---------------------------  -----------   ----------------
                 (Name)              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of
    the Securities	 Exchange Act of 1934 or Section 30 of the Investment
    Company Act of 1940 during the 	preceding 12 months or for such shorter
    period that the registrant was required to file such report(s) been
    filed? If answer is no, identify report(s).    X Yes     No
                                                  ---     ---
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
    thereof?                                       X  Yes    No
                                                  ---    ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously announced that it will be reporting a net loss and net income for the three and nine months ended September 26, 1999 of ($5,985,000) and $1,376,000, respectively, versus net income for the three and nine months ended September 27, 1998, of $4,098,000 and $12,019,000, respectively. The results for the three and nine months were impacted by shipping delays affecting approximately $19 million of sales and special charges of $8,575,000.


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                           SEROLOGICALS CORPORATION
                --------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 12, 1999
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By   /s/Peter J. Pizzo, III
    ----------------------
    Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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